Mail Stop 4561

November 20, 2008

Timothy M. Leyden
Executive Vice President and
Chief Financial Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

> **Re:**   **Western Digital Corporation**
> **Form 10-K for Fiscal Year Ended June 27, 2008**
> **Filed August 20, 2008**
> **Form 10-Q for the Quarterly Period Ended September 26, 2008**
> **Filed October 31, 2008**
> **File No. 001-08703**

Dear Mr. Leyden:

We have reviewed your response letter dated November 3, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 21, 2008.

Form 10-K for the Fiscal Year Ended June 27, 2008

Schedule II – Consolidated Valuation and Qualifying Accounts, page 77

1.   We have reviewed your response and do not object to the Company's belief that these pricing adjustments related to price protection and rebates do not represent valuation and qualifying accounts for purposes of Schedule II. However, we note in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that your discussion of the results of operations does not appear to provide investors much insight into the trends and uncertainties of these adjustments since they seem to have a material effect on revenue. Given the significance of such pricing adjustments in comparison to total revenue, we

believe that you should include a discussion in MD&A related to the effects these pricing adjustments had on your revenues for each period presented. We refer you to SEC Release 33-8350.

Form 10-Q for the Quarterly Period Ended September 26, 2008

Note 8. Fair Value Measurements, page 10

2.   We note that at September 26, 2008 the Company held $689 million of investments in money market fund securities, which you classified as cash and cash equivalents. Tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regards to these investments. In this regard considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief